EXHIBIT 99.4


                                Minutes of the
                    Annual General Meeting of Shareholders
                                      of
                               ASML Holding N.V.
                            held on March 25, 2003

Chairman: Mr. H. Bodt

General

Enclosed please find the Minutes of the Annual General Meeting of Shareholders of ASML Holding N.V. ("ASML" or the "Company"), which meeting was held on March 25, 2003. These Minutes have been prepared for information purposes only and do not purport to be complete. These Minutes are qualified as a whole by reference to the Annual Report on Form 20-F of ASML for the year ended December 31, 2002 and other public filings made by ASML with the US Securities and Exchange Commission ("SEC"). The official documents as filed with the SEC are leading. ASML does not guarantee the comprehensiveness or accuracy of the information contained in these Minutes, and has no obligation (and hereby expressly rejects any obligation to this effect) to update or correct any of the statements or information contained herein.

1.       Opening.

The Chairman opened the Annual General Meeting of Shareholders of ASML on behalf of the Board of Management and the Supervisory Board and welcomed every one present. Messrs. Dunn, Wennink, McIntosh, Van den Brink and Chavoustie were present on behalf of the Board of Management; Messrs. Bergsma, Dekker, Grassmann, Attardo, Westerburgen and the Chairman were present on behalf of the Supervisory Board. Mr. Van Olffen, civil-law notary with De Brauw Blackstone Westbroek, acted as Secretary of the meeting.

Before proceeding with the agenda, the Chairman gave the floor to Mr. Dunn, who gave a presentation on the highlights of 2002.

Mr. Dunn started his presentation by giving an overview of the current status of the semiconductor industry. At present, the industry is characterized by weak demand, both among companies and consumers. There was a brief recovery in 2002, but this did not last. No rapid recovery is expected in the short term, although there are cautious signs of slight growth.

There is demand for ASML's new products, although chip manufacturers are hesitant when it comes to investing. Order lead times are getting shorter. The sales prices of chips have decreased since the peak in 2000, causing the margins of chip manufacturers to come under pressure. However, the volume of chips sold shows a rising trend. It is expected that at a given point in time chip manufacturers will need more capacity, but until that time ASML will need to fight for every order.

ASML launched a large number of new products in 2001, and in 2002 ASML focused on the further development of these products. As a result, production time and installation time decreased and the performance of the systems improved. Because of the mix of old and new, advanced products, ASML has been one of the few companies in the market that has been able to increase its average selling price. However, there is substantial competition and thus substantial price pressure.

In 2002, ASML sold 205 systems, sales increased compared to 2001, cash was generated and inventory management and cash management improved. While the investments in the total semiconductor industry decreased considerably, ASML was able to increase its sales in 2002 by 23%.

With regard to ASML's market share, Mr. Dunn showed that, regionally speaking, ASML reinforced its position in China and that ASML has obtained a second Japanese customer. In the area of technology the ASML TwinScan is the leading product among the 300mm systems. 70% of the top 20 chip manufacturers are ASML customers. Especially in Japan many customers can still be won.

Mr. Dunn then explained ASML's business and financial strategy and he stated that in 2002 the strategic decision was taken to discontinue the Track activities and to divest the Thermal division. In order to lower its break-even point, ASML has, among others, improved efficiency within the organization, specifically with respect to R&D programs and customer support.

Finally, Mr. Dunn presented an overview of the development of the backlog in 2001 and 2002, which illustrates the cyclical nature of the semiconductor industry.

In connection with recent articles in the Dutch press, the Chairman gave a brief explanation with respect to the extension of the ASML stock option plans. The decision to extend the stock option plans was taken in the interest of, and to motivate, the Company's employees, but certainly also in the interest of ASML. Because of the short option exercise periods remaining and the relatively high exercise prices, ASML was running the risk of having to pay a considerable amount in taxes. At the time that the options were granted, the Company granted the purchase price thereof to its employees as a loan. If the options are not exercised, the loan is waived. The waiver of such a loan is taxable. The extension of the option plans took place in consultation with the tax authorities. The Chairman emphasized that the option extension applies to all ASML employees (with the exception of the Board of Management with regard to the option plans 1997 through 1999, see p. 5).

Mr. Wennink then started his presentation with the statement that 2002 had been a good year as far as sales were concerned. This had to do with the large share of leading-edge, and thus more expensive systems. In 2002, Asia was ASML's most important market and China in particular became increasingly important. The United States accounted for approximately a third of total sales. The importance of Europe decreased in comparison with previous years.

With regard to the financials, Mr. Wennink said that sales increased by 23% in 2002. Gross profit decreased in 2002 compared to 2001 (excluding the provision for restructuring). This decrease was caused by, among others, a provision for slow-moving goods (in particular Steppers) and the mix of products. In 2002, the Company sold a relatively large number of 300mm systems. When introducing such a new system, the gross profit margins are on the low side. On average it will take about two years to bring these margins to a normal level. R&D costs decreased in 2002 by 10% as a result of restructuring, in which programs in the United States and the Netherlands were integrated. The SG&A costs increased due to legal costs in connection with the legal proceedings with Nikon. Without these legal costs, the SG&A costs would also have decreased in 2002 as a result of cost savings. ASML suffered an operational loss of EUR 94 million. Without the provision taken for slow-moving goods, ASML would have been profitable in the second half of 2002. Furthermore, Mr. Wennink explained that the figures of Thermal and Track had been de-consolidated. These activities account for a loss of about EUR 120 million in 2002.

Subsequently, Mr. Wennink presented the sales per model, which shows a shift in the product mix to 300mm systems. This trend continued into 2003. Mr. Wennink then discussed the Company's order backlog.

Next, Mr. Wennink explained the cash-flow overview and the balance sheet items shareholders' equity, long-term liabilities, cash and working capital. Mr. Wennink said that, assuming that 2003 will not be substantially better than 2002, he expected that the cash balance would be more than sufficient to repay the convertible bonds due 2004 and to finance the working capital.

Then Mr. Wennink explained the developments within ASML with regard to corporate governance, which developments are, among others, a consequence of the US Sarbanes Oxley Act. ASML has decided to introduce quarterly reporting, commencing with the first quarter of 2003. A Disclosure Committee has been installed: an internal committee, which reviews ASML's annual report to shareholders and other material investor communications. The meeting frequency of the Supervisory Board and the Audit Committee increased. Insight has been given into the remuneration of the members of the Board of Management and a Code of Ethical Business Conduct has been introduced.

Mr. Dunn continued with an explanation of the Code of Ethical Business Conduct, which was recently implemented and which applies to all ASML employees worldwide. ASML has also made progress in the environmental and health & safety areas, for example through obtaining the ISO 14001 certification for the Veldhoven site. The Company expects that the two most important sites in the United States, Wilton and Tempe, will follow. There are a number of issues where progress can still be made, provided that the economic downturn must be considered. With respect to the Nikon litigation, Mr. Dunn set out the current status: in the ITC case, an administrative law judge ruled in favor of ASML on all claims filed against the Company by Nikon. Nikon then appealed against this decision, which appeal was rejected by the full International Trade Commission. Nikon has indicated that it will file an appeal with the federal appeal court. In addition, lawsuits are still pending in California, Japan and Korea.

Summarizing, Mr. Dunn remarked that, despite the economic situation, ASML continues to supply leading-edge technology, aims to gain market share, improve working capital and generate cash. ASML has the right product and Mr. Dunn is confident in ASML's future.

The Chairman then gave the floor to civil-law notary Van Olffen, Secretary of the meeting, so that he could establish whether the formal requirements for convening the Company's General Meeting of Shareholders had been met, and to announce the precise numbers of shareholders and voting members present at the meeting.

Mr. Van Olffen said that he had established that at the start of the meeting 120 ASML shareholders were present or represented, together representing a total capital of EUR 1,335,716.70, and entitled to cast 66,785,835 votes. Mr. Van Olffen added that, where required, attendees entitled to cast votes by proxy had submitted their written proxies to the Company and that these had been shown to him. Mr. Van Olffen furthermore established that the legal and statutory requirements relating to the convening, holding and attending of the General Meeting of Shareholders of the Company had been met and that the required documents had been made available for inspection at the places as prescribed by Dutch law and the Company's articles of association. Consequently, the meeting had been legally convened and was authorized to take decisions relating to all agenda items. Finally, Mr. Van Olffen stated that, according to the Chairman of ASML's Board of Management, the shareholders had not exercised the right to propose additional agenda items.

The Chairman then moved on to agenda item 2.

2. Financial statements and Annual Report 2002, report of the Board of Management on the activities of the Company during the 2002 financial year, report of the Supervisory Board, approval of the 2002 financial statements, as prepared in accordance with Dutch law.

The Chairman informed the meeting that ASML has again drawn up two sets of annual accounts this year, one in accordance with Dutch GAAP and one in accordance with US GAAP. This is further explained in both reports. It is important to note that the Dutch GAAP annual accounts are the statutory annual accounts, which are submitted to the shareholders for approval. These annual accounts have been adopted by the Supervisory Board and were audited by Deloitte & Touche, who have issued an independent unqualified auditors' report. The annual accounts and the annual report have been made available for inspection. The Chairman then said that the Supervisory Board recommended the shareholders to approve the annual accounts, after which he gave those present the opportunity to ask questions regarding the topics he had discussed and which had been included in the agenda.

Mr. Stevense, representative of Stichting Rechtsbescherming Beleggers and a private shareholder, thanked the Board of Management and all employees for their efforts in the past year. He then made comments on the description of the stock option plans in the annual report and on the minutes of the shareholders' meeting of 2002. Mr. Stevense mentioned that he was pleased with the introduction of quarterly reporting, and said that he regretted the fact that the annual report had only been published in English. Mr. Stevense then asked questions about the protection of technology developed by suppliers and about the R&D budget. He then inquired about the acquisition of SVG and the current reorganization. In addition, Mr. Stevense inquired whether the Supervisory Board avails of sufficient instruments to carry out its supervisory task and asked a question about the interaction between the Supervisory Board and the Company's independent auditors. Finally, Mr. Stevense inquired whether, and if so, when ASML would commence reporting in accordance with IAS.

With respect to the stock option plans, Mr. Wennink replied that in accordance with US GAAP, ASML accounts for its stock options under the intrinsic value method and discloses the pro forma effects of SFAS 123 in the notes to the financial statements. Mr. Wennink then pointed out the importance of the option plans as an instrument to commit and motivate the Company's employees. Mr. Wennink added that the extension of the option plans 1997 through 1999 has not been applied to the members of the Board of Management.

With respect to the question about publication of the annual report only in English, Mr. Wennink remarked that this decision was taken because of an increase in the number of notes to the accounts and the fact that the annual accounts are becoming more and more technical. As a result, the translation is becoming increasingly difficult and thus the risk of interpretation differences between the English and the Dutch version increases .In this way, ASML wants to exclude this risk.

Mr. Wennink furthermore explained that ASML is the owner of patents that may result from research work ordered, and paid for, by ASML.

For the time being, ASML expects to continue using US GAAP as the main accounting method, as ASML's "peer companies" report under US GAAP as well. In 2005, ASML expects to switch over to IAS with regard to the Dutch statutory annual accounts.

Mr. Dunn first of all discussed R&D investments and the importance of nano-technology. The cost reductions do not affect ASML's R&D programs. However, efficiency has been improved by consolidation, as a result of which cost savings were nevertheless realized. Should ASML's customers discontinue R&D programs, ASML will align its programs to this, so that the right technology will be available at the right time.

Mr. Dunn then confirmed that the Track activities had been discontinued and that the Thermal division will be divested. Mr. Dunn then answered the question about SVG by saying that the acquisition of SVG positively affected ASML's relations with existing and potential US customers. In addition, Mr. Dunn pointed to the importance of Wilton for ASML's R&D and production activities as positive effects of the acquisition of SVG.

The Chairman then answered the question about the Supervisory Board and the independent auditors by saying that, both domestically and internationally, a new approach to corporate governance issues is developing. The frequency, and level of detail, of the discussions between the Supervisory Board, the Board of Management and the Company's independent auditors has increased. The Supervisory Board looks at the Company with some degree of distance and is kept informed by the Board of Management and the Company's independent auditors. The Supervisory Board is satisfied with the interaction with the Board of Management and the Company's independent auditors, among others because of the attention that the Board of Management and the independent auditors give to the Company's business processes. In this respect, the Chairman subsequently referred to an article in the press on proposed new US rules relating to director independence, and the possible consequences of these proposed rules for ASML's governance. The relevant article was published following a letter that ASML sent to the SEC, in which ASML asked the SEC to consider, in connection with the preparation of final rules, the Dutch regulations and practices with respect to directors' participation on boards of foundations affiliated with a company.

Mr. Stevense then asked a question regarding independence of executive and nonexecutive directors who are also board member of foundations affiliated with the Company. The Chairman answered that the situation at ASML is in accordance with Dutch legislation. Should changes occur which no longer allow such a structure, ASML will take appropriate measures. As yet the current situation will be maintained.

Mr. Will, representative of a German shareholders association and a private shareholder, made a number of comments about the annual report, the reporting frequency and the cyclical nature of the semiconductor industry. In addition, Mr. Will asked whether, in hindsight, the SVG acquisition had been a good investment, and he asked a question about the likelihood of future patent infringement lawsuits and the costs involved with the current lawsuits. Mr. Will also asked whether a provision should be taken in connection therewith. Furthermore, Mr. Will was interested to know how much ASML's market share could grow and what the general growth opportunities for ASML are. He also remarked that he did not agree with the extension of the Company's stock option plans. Finally, Mr. Will stated that he believed that ASML should pay more attention to its shareholders.

Mr. Dunn informed the meeting that at the time that the memorandum of understanding with respect to the SVG merger was executed, no one could have foreseen the significant downturn in the semiconductor industry. In addition, Mr. Dunn again emphasized that the former SVG employees are making a significant contribution to ASML's current R&D programs and production.

Regarding the question on patent infringement cases, Mr. Dunn answered that ASML is working very hard on building up a strong patent portfolio. It is not predictable whether there will be additional infringement lawsuits in the future. In addition, Mr. Dunn answered the question regarding the costs for current lawsuits and said that no provision has been taken for future legal costs.

Mr. Dunn furthermore said that most chip manufacturers have several suppliers. ASML's market share could still grow. In aiming to increase its market share, ASML focuses in particular on Japan, China and Intel.

Mr. Wennink then addressed the remark about the stock option plans. An important element is that ASML employees have bought the options from their salary or bonus. The stock option plans are an important part of the employment conditions at the Company and enable ASML to compete in the labor market. In addition, through the stock option plans, the Company's employees are incentivized to help bring ASML's share price to a certain level. The remark regarding the importance of shareholders was taken to heart.

Mr. Van der Bent, representative of the Vereniging van Beleggers voor Duurzaam Ondernemen ("VBDO"), remarked that he was pleased with the introduction of the Code of Ethical Business Conduct, as well as with the simultaneous publication of the Company's annual financial, environmental and social reports. Mr. Van der Bent asked when, in addition to the Veldhoven site, the other ASML sites will be ISO 14001 certified. In addition, Mr. Van der Bent asked whether, and if so when, a social management system will be introduced at all sites, in what manner compliance by suppliers with the Code of Conduct will be monitored and what the possible consequences of non-compliance will be. Furthermore, Mr. Van der Bent asked whether the GRI standard was used for social and environmental reporting, what ASML's vision is with respect to sustainability, and when external review of the annual social and environmental reports will take place. Finally, Mr. Van der Bent remarked that according to the VBDO there are a number of ambiguities in the annual social and environmental reports, and he asked whether there was a possibility to make an appointment to discuss ASML's social and environmental policy and reports in more detail.

Mr. Dunn answered that procedures are currently ongoing for the ISO 14001 certification of the sites in Tempe and Wilton, after Veldhoven the most important ASML sites. It is difficult to indicate when both sites will be certified. After that, the other, smaller, sites will follow. In addition, Mr. Dunn said that long-term agreements, that contain environmental paragraphs, have been concluded with around ten important suppliers so far. The Company expects that around another ten of such agreements may be concluded in the short term. Suppliers know what ASML expects of them. However, suppliers have not yet been reviewed. With regard to the GRI guidelines, Mr. Dunn stated that considerable progress has been made in the past two years, despite the poor market conditions. ASML has a vision with respect to sustainability, but this still has to be implemented in the organization. Mr. Dunn furthermore mentioned that he is willing to have a meeting with the VBDO about ASML's social and environmental policy. Mr. Dunn finally said that the annual social and environmental reports are expected to become subject to external review in the future. However, no indication can be given with respect to the timing thereof; for now, no external review will take place.

Mr. Bourguignon, representative of the Vereniging van Effectenbezitters ("VEB"), and representing 462 shareholders with a total of 481,544 shares, remarked that the profits made and the losses suffered during the period 1995 through 2002 almost cancel each other out, as a result of which shareholders are, according to Mr. Bourguignon, not really any better off. He then asked whether the tax-offsettable losses have already been activated and commented that, according to the VEB, the paragraph in the annual report dealing with the financial criteria is vague. Mr. Bourguignon then asked whether ASML intends to introduce a dividend policy in the future, and who ASML's major shareholders are. Mr. Bourguignon regretted the fact that there was only an English version of the annual report and wondered whether it would be possible to publish a Dutch version on the Internet. Mr. Bourguignon was pleased with the decrease of SG&A costs and asked what the target is for these costs. Mr. Bourguignon furthermore stated that the VEB is opposed to the extension of stock option plans, and he wondered whether the intrinsic value could become fair value in the future. Mr. Bourguignon was pleased with the introduction of quarterly reporting and finally asked whether provisions could be expected in connection with the divestiture of the Thermal division.

Mr. Wennink answered that the Company's balance sheet reflects certain tax assets, as, based on its analysis, management believes that the relevant tax losses will be offset by future taxable income. This procedure is in compliance with US rules. ASML does not believe that the tax credits need to be offset by a provision. With respect to specific financial objectives, Mr. Wennink explained that ASML looks at the return on invested capital, for which the Company uses an internal target based on performance among peer companies. Mr. Wennink then said that per end December 2002 SG&A costs were approximately 13% of total sales. At this moment there is no reason for an extra provision for the divestiture of the Thermal division. The costs for the stock option plan extensions will not be reflected on the balance sheet or profit and loss account.

Mr. Bourguignon then suggested to put the stock option plans on the agenda.

The Chairman answered that this point would be taken into consideration, and remarked that one should also consider the fact that employees had, among others, paid for their stock options from their profit-sharing bonus, so that there is also a cost-saving effect for the Company.

With respect to the Company's dividend policy, Mr. Dunn said that in principle ASML would not be against the concept, but that until now, and certainly in the current circumstances, there is a need to invest as much as possible in the Company.

Mr. Wennink then listed the biggest shareholders in ASML: Capital, Fidelity and Philips.

Next, Mr. Stevense asked a number of questions relating to the repayment of the Company's convertible bonds due 2004, the profitability of ASML's service business, the coverage of a retirement funding deficit, if any, and the signature of the Company's independent auditors under the annual accounts.

Mr. Wennink replied that there are sufficient funds to repay the convertible bonds that will become due in 2004, even if the level of the Company's business activities will not increase. In addition, Mr. Wennink replied that the Company does not have a retirement funding deficit, as ASML has a defined contribution pension plan. Furthermore, he replied that the Company's annual accounts are signed on behalf of an accounting firm, rather than on behalf of an individual accountant.

The Chairman added that the signature, indicating that a reputable accounting firm is comfortable with the annual accounts, suffices. Finally, the Chairman underlined the importance of ASML's service activities as a future source of income as well as a means to increase customer satisfaction.

After this round of questions, the Annual General Meeting of Shareholders resolved by acclamation to approve the annual accounts for the 2002 financial year.

3. Discharge of the Board of Management and the Supervisory Board from liability for the financial year 2002.

The Chairman proposed to the meeting to resolve by acclamation to discharge the Board of Management for their management of the Company's affairs and the Supervisory Board for their supervision thereof during the 2002 financial year.

Mr. Russ said that he voted by proxy against the proposal for 1,625,425 shares and abstained from voting for 503,258 shares. The Chairman said that this would be noted.

The General Meeting of Shareholders then decided by acclamation to grant full discharge to the members of the Board of Management and the Supervisory Board for the performance of their respective duties during the 2002 financial year.

4.       Composition of the Supervisory Board.

The Chairman then informed the meeting that Messrs. Dekker and Grassmann would retire by rotation this year and that both were available for re-election.

The Chairman said that, in view of the valuable contribution of both gentlemen to the Supervisory Board and ASML, the Supervisory Board, after careful consideration, wishes to reappoint Messrs. Dekker and Grassmann.

The Chairman then explained that the members of ASML's Supervisory Board are appointed by the Supervisory Board itself. The General Meeting, the Works Council and the Board of Management have the right to recommend individuals for appointment to the Supervisory Board. Neither the Works Council nor the Board of Management has invoked this right. The Works Council and the General Meeting also have the right to object to the proposed reappointments. The Works Council has indicated that it has no objection to the proposed reappointment of Messrs. Dekker and Grassmann.

The Chairman said that, if also the General Meeting would not recommend anyone for appointment and would not object to the proposed reappointments, the Supervisory Board desired to reappoint Messrs. Dekker and Grassmann, as of the day of the General Meeting of Shareholders, as members of the Supervisory Board, and that reappointment proposals, together with the personal data of Messrs. Dekker and Grassmann, had been made available for inspection at the prescribed locations.

The Chairman then gave the shareholders the opportunity to pose questions.

Mr. Bourguignon asked whether ASML has adopted any Supervisory Board rules that provide for a maximum period during which members are allowed to serve on the Supervisory Board. The VEB believes that the maximum period during which members are allowed to serve on a Supervisory Board should be 12 years.

The Chairman replied that at ASML there is no maximum period during which members are allowed to serve on the Supervisory Board. As ASML's initial public offering took place in 1995, the 12 year maximum suggested by the VEB is not relevant yet.

The General Meeting of Shareholders then decided by acclamation to refrain from using its right of recommendation and not to object to the proposed reappointment of Messrs. Dekker and Grassmann as members of the Supervisory Board of ASML.

5.       Remuneration of the Supervisory Board.

The Chairman proposed to increase the annual compensation of the members of the Supervisory Board by Euro 10,000 per committee membership effective as of the current year. The reason for this proposal is the increase of tasks and responsibilities, among others in connection with the developments in the Netherlands and Europe in the field of corporate governance, and in connection with recent legislative developments in the US, such as the Sarbanes-Oxley Act. At the same time, compensation is brought in line with general practice at other publicly traded companies.

The Chairman then gave the shareholders the opportunity to pose questions.

Mr. Russ said that he voted against the proposal for 10,640 shares and that he abstained from voting for 340,000 shares. The Chairman noted this.

The meeting then resolved by acclamation to increase the remuneration of the members of the Supervisory Board by Euro 10,000 per committee membership effective as of the current year.

6. Proposal to extend the option right of the Stichting Preferente Aandelen
ASML.

The Chairman explained that it is proposed to extend the option right of the Stichting Preferente Aandelen ASML, so the Stichting Preferente Aandelen ASML may subscribe for such a number of cumulative preference shares in the capital of the Company as the Stichting Preferente Aandelen ASML will require, provided, however, that such number of cumulative preference shares not placed with the Company itself, shall not exceed the number of ordinary shares which has been issued at the moment of exercising the aforementioned right, subject to the obligation of the Stichting Preferente Aandelen ASML to pay upon the cumulative preference shares 25% of the nominal value in cash, when subscribing for those shares.

On April 2, 1998 the General Meeting of Shareholders granted an option to the Stichting Preferente Aandelen ASML up to a maximum of 300,000,000 cumulative preference shares. At the time, adjustments to the Company's authorized share capital as a result of, for instance, stock splits were not taken into account. ASML would now like to rectify this.

Mr. Bourguignon, representing 481,544 shares, said that the VEB is against the proposal, as only 25% of the nominal value of the cumulative preference shares needs to be paid by the Stichting Preferente Aandelen ASML upon issue of the cumulative preference shares.

Mr. Russ said that he voted against the proposal for 3,292,759 shares and that he abstained from voting for 340,000 shares. Mr. Mews voted against for 349,092 shares. Mr. Balk voted against the proposal for 171,598 shares and Mr. Smits voted against for 1,053,662. The Chairman said that this would be noted.

The meeting then resolved by acclamation to extend the option right of the Stichting Preferente Aandelen ASML in conformity with the proposal contained in agenda item 6.

7. Proposal to authorize the Board of Management for a period of 18 months from March 25, 2003 to issue shares or rights to subscribe for shares in the capital of the Company, as well as to restrict or exclude the pre-emption right accruing to shareholders, which authorization will be limited to (i) 10% of the paid-up capital at the time of the authorization, plus (ii) an additional 10% of the paid-up capital at the time of the authorization, which 10% can only be used in connection with, or on the occasion of, mergers and/or acquisitions.

The Chairman said that this was a routine proposal and then gave the attendees the opportunity to pose questions.

Mr. Mews said that he voted against the proposal for 67,452 shares. Mr. Russ voted against for 2,377,843 shares and abstained from voting for 340,000 shares. The Chairman said that this would be noted.

The meeting then decided by acclamation to authorize the Board of Management to issue shares or rights to shares, as well as to limit or exclude the pre-emption right, for a period of 18 months, commencing on March 25, 2003, in accordance with the proposal as included in the agenda.

8. Proposal to authorize the Board of Management for a period of 18 months from March 25, 2003, to acquire such a number of shares in the Company as permitted within the limits of the law and the articles of association of the Company, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq National Market or otherwise, at a price between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or the Nasdaq National Market.

As this was also a routine proposal, the Chairman referred to the text in the agenda and did not further discuss the proposal. The Chairman then gave those present the opportunity to pose questions.

Mr. Russ said that he abstained from voting for 340,000 shares. The Chairman said that note would be taken hereof.

The meeting then decided by acclamation to authorize the Board of Management to buy shares in the Company for a period of 18 months commencing March 25, 2003 in accordance with the proposal as set out in the agenda.

9.       Any other business

The Chairman gave those present the opportunity to pose questions concerning matters that had not yet been discussed during the meeting.

Mr. Slik, a private shareholder, inquired about articles in the press on the development of alternative production methods for lithography systems and the possible impact on ASML thereof. Mr. Van den Brink answered the question.

Mr. Troost, a private shareholder, wondered to what extent ASML can still follow Moore's law, or what ASML's contribution is to Moore's law. Mr. Dunn answered that ASML is indeed a leading pursuer of Moore's law. One can speculate with regard to the question as to how long Moore's law can still continue. In any case, Mr. Dunn expects that Moore's law may be somewhat delayed as a result of economic conditions.

Mr. Maas, a private shareholder, suggested holding a preliminary meeting in the future with regard to Item 2 of the agenda in view of the large number of questions. The Chairman pointed out the importance of the shareholders' right to speak during the meeting of shareholders.

The Chairman established that there were no further questions.

10.      Closing

The Chairman thanked those present for their attendance and then closed the meeting.

These minutes contain certain 'forward-looking' statements as referred to in the Private Securities Litigation Reform Act of 1995. These statements are based on expectations of the Company's management as these existed at that time, and are subject to risks and uncertainties including - but not limited to - economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission. Actual results may vary considerably from the expectations included in this document. The 'forward-looking' statements included in this document also contain statements regarding future financial and operating results and future products. ASML does not have any obligation whatsoever (and hereby explicitly rejects any obligation in this respect) to update or amend these 'forward-looking' statements, either as a result of new information or due to future events, or in any other way.